780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

June 24, 2015

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685) Preliminary Proxy Statement – Frontier Timpani Small Cap Growth Fund

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received from you on Thursday, June 18, 2015, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Frontier Funds, Inc. (the “Company” or “Registrant”) on June 11, 2015 relating to the Frontier Timpani Small Cap Growth Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

General

1.

Comment:  Page 4 of the Proxy Statement states “due to an expense cap agreement between Timpani and the Company, on behalf of the Fund, Timpani did not receive any investment advisory fees for the year ended June 30, 2014.”  Disclose whether the expense cap will remain in place if shareholders approve the new advisory agreement.  If the expense cap will not remain in place, disclose the impact that will have on the Fund’s total expense ratio.

Response:  The Registrant has added the following disclosure to page 4 of the Proxy Statement:  “The expense cap agreement will remain in place until October 31, 2016.  Thereafter, it shall automatically continue for successive renewal terms of one year unless either Timpani or the Company terminates the agreement prior to such renewal.”

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Anu Debay

U.S. Securities and Exchange Commission

June 24, 2015

2.

Comment:  Page 7 of the Proxy Statement states that William D. Forsyth III may be deemed to have an interest in the Transaction due to the fact that he owns a majority interest in Frontier One.  Mr. Forsyth is an affiliated person of Timpani.  If applicable, add disclosure on page 7 of the Proxy Statement indicating whether the safe harbor in Section 15(f) of the Investment Company Act of 1940, as amended will be satisfied.

Response: The Registrant has added the following disclosure to page 7 of the Proxy Statement:

“Frontier One and GIM, as the members of Timpani, have each agreed to use their best efforts to comply with Section 15(f) of the Investment Company Act in connection with the Transaction.  Section 15(f) provides a non-exclusive safe harbor for an investment adviser or its affiliated persons to receive any amount or benefit in connection with the transfer of advisory arrangements, subject to the satisfaction of two conditions.  First, for a period of three years after the transaction, at least 75% of the board members of the investment company must not be interested persons of the adviser.  The Board intends to satisfy this requirement.

Second, for a period of two years after the transaction, an “unfair burden” must not be imposed on the investment company as a result of the transaction or any express or implied terms, conditions or understandings applicable thereto.  The term “unfair burden” is defined in Section 15(f) to include any arrangement during the two year period after the transaction whereby the investment adviser (Timpani), or any interested person of the investment adviser, receives or is entitled to receive any compensation, directly or indirectly, (i) from the investment company or its security holders (other than fees for bona fide investment advisory or other services) or (ii) from any other person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for such investment company).  The Board, Timpani, GIM and Frontier One are not aware of any actual or potential “unfair burden” of the type contemplated by Section 15(f).  No increase in advisory or other fees is contemplated.”

*****

Please call me at (414) 287-9561 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Thomas A. Bausch

Thomas A. Bausch

cc:	William D. Forsyth III
Brandon M. Nelson
Elyce D. Dilworth
Christopher A. Currie
Ellen R. Drought